SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Amendment No. 7)

Under The Securities Exchange Act of 1934

VISTA GOLD CORP.

(Name of Issuer)

Common Shares

(Title of Class of Securities)

927926 20 4

(CUSIP Number)

Keith Presnell

Global Resource Investments Ltd.

7770 El Camino Real

Carlsbad, California 92009

Tel.: 760-943-3939

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 5, 2003

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. NOT APPLICABLE

CUSIP No. 927926 20 4	Page 2 of 5

SCHEDULE 13D

1.	Name of Reporting Person S.S. or I.R.S. Identification No. of above person Arthur Richards Rule Not Applicable

2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒

3.	SEC Use Only

4.	Source of Funds Not Applicable

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 0 8. Shared Voting Power 2,095,288 9. Sole Dispositive Power 0 10. Shared Dispositive Power 2,095,288

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,095,288

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	☐

13.	Percent of Class Represented by Amount in Row (11) 13.8%

14.	Type of Reporting Person IN

CUSIP No. 927926 20 4	Page 3 of 5

SCHEDULE 13D

1.	Name of Reporting Person S.S. or I.R.S. Identification No. of above person Rule Family Trust udt 12/17/98 Not Applicable

2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒

3.	SEC Use Only

4.	Source of Funds Not Applicable

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization California

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 0 8. Shared Voting Power 2,095,288 9. Sole Dispositive Power 0 10. Shared Dispositive Power 2,095,288

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,095,288

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	☐

13.	Percent of Class Represented by Amount in Row (11) 13.8%

14.	Type of Reporting Person OO

CUSIP No. 927926 20 4	Page 4 of 5

SCHEDULE 13D

(Amendment No. 7)

The Statement on Schedule 13D, dated February 8, 2002, initially filed by Arthur Richards Rule, as amended by Amendment No. 1, dated May 2, 2002, Amendment No. 2, dated July 2, 2002, Amendment No. 3, dated November 13, 2002, Amendment No. 4, dated December 16, 2002, Amendment No. 5, dated January 31, 2003, and Amendment No. 6, dated May 30, 2003, each filed by Mr. Rule and the Rule Family Trust udt 12/17/98, a revocable grantor trust (the “Trust,” and together with Mr. Rule, the “Reporting Persons”) (as so amended, the “Schedule 13D”) is hereby amended by this Amendment No. 7, dated October 20, 2003 (the “Amendment”), to reflect certain changes in the information previously filed by the Reporting Persons relating to the outstanding Common Shares of Vista Gold Corp. (the “Issuer”). Unless otherwise specified, all capitalized terms contained herein have the meanings assigned to them in the Schedule 13D.

NOTE: Beneficial ownership calculations below are based on 13,772,530 Common Shares of the Issuer outstanding as of October 17, 2003.

Item 5.	Interest in Securities of the Issuer

Item 5(a) and (c) are hereby amended and restated to read in their entirety as follows:

(a) Exploration Capital is the direct beneficial owner of 1,846,714 Shares (including 1,122,807 immediately exercisable purchase warrants), representing approximately 12.4% of the Issuer’s outstanding Common Shares. By virtue of the relationships described under Item 2 of the Schedule 13D, each of Mr. Rule and the Trust may be deemed to share indirect ownership of the Shares directly beneficially owned by Exploration Capital.

Global Resource is the direct beneficial owner of 248,574 Shares (all of which are immediately exercisable share purchase warrants). By virtue of the relationships described under Item 2 of the Schedule 13D, each of Mr. Rule and the Trust may be deemed to share indirect ownership of the Shares directly beneficially owned by Global Resource.

Based on the above, each of Mr. Rule and the Trust has, in aggregate, indirect beneficial ownership of 2,095,288 Shares, or approximately 13.8% of the Issuer’s outstanding Common Shares.

(c) The Reporting Persons do not directly beneficially own any Shares. Since the filing of Amendment No. 6 to the Schedule 13D, the following transactions have occurred with respect to the Shares indirectly beneficially owned by the Reporting Persons:

On September 5, 2003, Global Resource exercised 27,246 warrants (exercise price $1.50 per share) and distributed the Common Shares so obtained to persons unaffiliated with either of the Reporting Persons.

CUSIP No. 927926 20 4	Page 5 of 5

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Date: October 20, 2003	Arthur Richards Rule, individually

	By:	/s/ Keith Presnell
Keith Presnell, Attorney-in-Fact

Date: October 20, 2003	Rule Family Trust udt 12/17/98

	By:	/s/ Keith Presnell
Keith Presnell, Attorney-in-Fact for Arthur Richards Rule, Trustee